

September 1, 2021

Ann Hand
Chief Executive Officer
Super League Gaming, Inc.
2912 Colorado Ave., Suite #203
Santa Monica, California 90404

   **Re: Super League Gaming, Inc.**
     **Form 10-K For the Fiscal Year Ended December 31, 2020**
     **Filed March 19, 2021**
     **File No. 001-38819**

Dear Ms. Hand:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31,2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary and Key Performance Indicators, page 37

1.   Please revise your discussion in MD&A to begin with a discussion and analysis of your results of operations under GAAP, and move the discussion of key performance indicators to follow or support your GAAP-based results discussion.

Operating Expenses, page 45

2.   Please tell us if any technology platform and infrastructure related costs are included in cost of revenues and your basis for classifying these costs.

Index to Financial Statements
Balance Sheet , page F-3

3.      We note you have incurred significant losses since inception and expect continued future operating losses. In light of your history of losses and negative cash flows from operating activities for the years ended December 31, 2020 and December 31, 2019, please tell us and disclose the results of your annual impairment tests of goodwill, including the significant factors and assumptions used in your analysis. Refer to ASC 350-20.  Additionally, tell us how you determined that the value of intangibles and other assets is recoverable in light of the above factors. Refer to ASC 360-10-35.

Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-12

4.      We note your disclosure that you operate in one segment.  Please tell us the factors used to identify your reportable segment, including the basis of organization, and whether operating segments have been aggregated into one reportable segment. See ASC 280-10-50-21.

5.      We note that for the years ended December 31, 2020 and 2019, four customers accounted for 49% and five customers accounted for 69% of revenue, respectively.  Please disclose whether the revenue generated by these customers related to advertising and sponsorships, content, or direct to consumer revenue.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services